FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

REPSOL YPF, S.A.

Item
1.	Press Release, dated February 28, 2008, regarding the January-December 2007 Results.

Press Release

Group Managing Direction of Communication	Paseo de la Castellana, 278-280 28046 Madrid Spain	Tel. 91 348 81 00 91 348 80 00 Fax 91 314 28 21 91 348 94 94 www.repsolypf.com

Madrid, February 28, 2008

No of pages: 14

Results January-December 2007

REPSOL YPF’S HISTORICAL RESULT

NET INCOME GROWS 2% AND REACHES

3,188 BILLION EUROS

•	Interim dividend increases by 39%.

•	Earnings per share increases 2% in euros and over 14% in dollars

•	Refining and marketing results increase by 27%.

•	Gas and power results grow by 10%.

•	Place in value of non strategic assets.

•	Debt is reduced by 20.5% and attains its lowest level.

•	Financial charges drops 53.5%.

During 2007 Repsol YPF obtained historical results at the attainment of 3,188 billion euros of net income, an increase of 2% over the previous year.

This results increase was attained in spite of the depreciation of the dollar against the euro of 8.4% and the drop of international petrochemical margins. It partially may have been compensated by the increase in crude oil prices (9.3% WTI) and greater international refining margins. Repsol YPF’s operating results where situated at 5,808 billion euros.

Press Release

Greater financial strength: increase in the dividend and

earnings per share at the same time debt and charges costs

are reduced

During 2007, Repsol YPF successfully continued to meet its objective to increase the profitability for its shareholders and at the same time, strengthen its financial structure. In this way, the company increased by 20% the paid dividends to its shareholders during 2007 and increased the 2008 interim dividend by 39%. Earnings per share grew by 2% and by 13.9 in dollars.

Simultaneously, Repsol YPF significantly reduced the debt and financial charges. Net debt as of December 2007 was situated at 3,493 billion euros versus 4,396 billion euros at December 31, 2006. This reduction of 903 million euros is especially significant if you take into account the investments during the year and the total dividends paid in 2007, which ascended 949 million euros.

In addition to this decrease of the debt, Repsol YPF’s improved financial position for 2007 was reflected in at reduced of financial charges, which for the period January-December reached 224 million euros versus 482 million euros for the same period of the previous year. This reduction is a consequence, amongst other factors, of lower financial expense from interest-consequence of lower company net debt and increase profitability of financial investments- and the positive effects of exchange rate differences.

The net debt over employed capital / equity ration was situated at 13.4%.

In 2007, the investments of Repsol YPF’s reached 5,373 billion euros, fundamentally destined to exploration and production (2,912 billion euros), refining and marketing (974 million euros), chemicals (176 million euros) and gas and power (651 million euros).

Press Release

The partial sale of YPF and disinvestment in non strategic

assets, encourage the diversification and organic growth of

Repsol

On December 21, 2007, Repsol YPF entered into an initial agreement, with the Argentine Petersen Group, for the sale of 14.9% of YPF’s equity capital in the amount of 2,235 billion dollars. This agreement executed on February 21, 2008, also provides that the Petersen Group may increase its interest to up to 25% through an option to purchase an additional 10.1%.

This transaction, the purchase price of which values YPF at U.S.$15 billion, will play a key role in the development of Repsol YPF’s Strategic Plan and will significantly contribute to a greater diversification of the Repsol Group’s assets and drive its organic growth.

Likewise during 2007, Repsol YPF has disinvestment in non strategic assets with the sale of the Foster Tower to Caja Madrid, in the amount of 815 million euros. Along this line it produced the sale of its 10% of CLH capital stock to Deutsche Bank in the amount of 353 million euros, after which Repsol YPF’s current participation in CLH is 15%.

Likewise, in Chile, Repsol YPF and the Organización Terpel, a Colombian company, signed an agreement for the sale of its liquid fuels market activities for the amount of 210 million dollars.

BUSINESS AREAS

Exploration and production: increases production in Brazil,

Libya and Trinidad and Tobago

Exploration and production operating results in 2007 reached 2,968 billion euros, 9.7% lower to 2006.

This reduction is due, amongst other reasons, the depreciation of the dollar to the euro in 8.4%, lowering the result by 285 million euros; at the activity stop in Dubai and the contractual variations in Bolivia and Venezuela (119 million euros); to the

Press Release

generalized increased industry costs (277 million euros), as well as greater technical amortizations derived from investments (155 million euros) and to higher expenses in increased exploration activity of 174 million euros.

Repsol YPF’s total hydrocarbon production for the January-December 2007 period reached 1,039,200 equivalent barrels per day, 7.9% less than the previous year. This decrease, principally due to lower production in Venezuela, Bolivia and Argentina, and the finalizing of the activities in Dubai, was partially compensated by the production increase in the rest of the world of 3.3%, with increments of 9,800 bepd in Brazil, 4,900 bepd in Trinidad and Tobago and 3,700 bepd in Libya.

The medium sales price of the liquids basket produced by Repsol YPF was 49.84 $/barrel, versus the 46.29 $/barrel for the previous year. In regards to the medium sales prices for gas, it was 2.15 dollars per thousand cubic feet, slightly lower by 0.5%.

The 2007 Exploration and Production investments reached 2,912 billion euros, versus the 4,062 billion euros in 2006. They where fundamentally destined to the acquisition of 28% of the Genghis Khan field in the Gulf of Mexico, the construction of the regasification terminal in Canaport, the Peru LNG project, as well as investments in business development activities.

Refining and marketing: results grow 27% due to improved

margins

2007 operating results for refining and marketing reached 2,358 billion euros, representing an increment of 27.1% in reference to the 1,855 billion obtained in 2006. This increase in results is a consequence of improved refining margins of 0.9% $/barrel, coupled to a greater level of distillation during 2007. Additional positive repercussion is the certain margin behaviour in commercialization and LPG.

Total 2007 sales of oil products reached 61.4 million tonnes, a 4.7 % increment. In Spain, sales ascended to 34.4 million tonnes, 0.3% increase, while in ABB (Argentina, Bolivia, Brazil) they increased 10.1% reaching 17.5 million tonnes. In the rest of the world, sales grew 11.9%. On the other hand, internal marketing sales grew 0.6% in Spain, 10.1% in ABB and 19.8% in the rest of the world.

In regards to liquid petroleum gas (LPG) activities, 2007 global sales grew 1.8% versus the previous year, with a slight increase in Spain (0.2%) a decrease of 4.7% in ABB, but with strong rise in the rest of Latin America (10.3%) and the rest of world (9.4%).

Press Release

Investments realized in refining and marketing for the January-December 2007 period reached 974 million euros, slightly lower to 2006. They where primarily destined to the on going refining projects, operating and installation improvements, security and environment, fuel quality and conversion.

Chemicals: sales grew 3% to 4.9 million tonnes

Operating results in the chemical area for the 2007 January-December period reached 231 million euros, 34.6% lower to 2006. This decrease is due to the lower basic chemical margins, especially during the last quarter of the year, coupled with lower production in Argentina due to natural gas supply restriction.

Total sales of petrochemical products for 2007 reached 4.9 million tonnes, 3.1% superior to the 4.7 million of the previous year.

Investments in this area of activity reached 176 million euros, 20.7% lower to those of 2006. The main investments in progress are the construction of a benzene plant and the capacity expansion of the propylene/styrene oxide plant, both in Tarragona.

Gas and power: results increase 10% to 516 million euros

2007 operating results for gas and power was 516 million euros versus 469 million euros for the previous year, a 10% increase. This operating increase is due to the growth in commercialization of natural gas in Spain and distribution activity in Spain and Latin America.

Gas and power investments for the period of 2007 grew to 651 million euros, 98.5% increase to 2006. This strong increase is due to the purchase of five combined cycle plants from EDF and Mitsubishi in Mexico, valued at 1.448 billion dollars. Other investments where destined to the natural gas distribution activity in Spain and the power generation projects in Spain.

Press Release

REPSOL YPF SUMMARISED INCOME STATEMENT

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Variation %
	2006	2007
Revenues from continuous operations before financial expenses	9,053	8,573	(5.3)
Income from continuous operations before financial expenses	5,911	5,808	(1.7)
Financial expenses	(482)	(224)	(53.5)
Income from discontinued operations before tax	—	—	—
Income before tax and income from associates	5,429	5,584	2.9
Income tax	(2,220)	(2,338)	5.3
Share in income from companies carried by the equity method	139	109	(21.6)
Income for the period	3,348	3,355	0.2
Income attributable to minority interests	224	167	(25.4)
NET INCOME	3,124	3,188	2.0

BREAKDOWN OF REPSOL YPF INCOME FROM CONTINUOUS OPERATIONS

BEFORE FINANCIAL CHARGES, BY ACTIVITIES

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	January – December		Variation %
	2006	2007
Exploration & production	3,286	2,968	(9.7)
Refining & marketing	1,855	2,358	27.1
Chemicals	353	231	(34.6)
Gas & power	469	516	10
Corporate & others	(52)	(265)	409.6
TOTAL	5,911	5,808	(1.7)

Press Release

REPSOL YPF OPERATING HIGHLIGHTS

	January – December		Variation %
	2006	2007
Oil and gas production (Thousand boepd)	1,128	1,039.2	(7.9)
Sales of oil products (Thousand tons)	58,732	61,467	4.7
Sales of petrochemical products (Thousand tons)	4,778	4,926	3.1
LPG sales (Thousand tons)	3,725	3,793	1.8

Press Release

REPSOL YPF COMPARATIVE BALANCE SHEET

(Million euro)

(Unaudited figures)

Compiled in accordance with International Financial Reporting Standards

	December	December
	2006	2007
Goodwill	3,422	3,308
Other intangible assets	1,156	1,018
Property, plant & equipment	23,475	23,676
Long term financial instruments	1,170	1,512
Other non-current assets	903	1,007
Deferred tax assets	913	1,020
Assets held for sale	249	80
Current assets	11,069	12,692
Temporary cash investments and cash on hand and in banks	2,844	2,851

TOTAL ASSETS	45,201	47,164

Total equity	18,042	19,162
Long term provisions	2,957	2,851
Deferred tax liabilities	2,707	2,473
Subsidies and deferred revenues	224	278
Preferred shares	3,445	3,418
Non-current financial debt	7,038	6,647
Financial lease liabilities	561	632
Other non-current debt	449	634
Current financial debt	1,556	1,501
Other current liabilities	8,222	9,568

TOTAL EQUITY AND LIABILITIES	45,201	47,164

Press Release

2007 HIGHLIGHTS

Development of the I/R field in Libya, Repsol YPF’s largest discovery

In April, Repsol YPF’s Chairman and CEO, Antonio Brufau and the Chairman of the National Oil Company of Libya, Shokri Ghanem, announced the agreement for the development of I/R field, historically, the largest oil discovery realized by the company. This mega field, situated in the Murzuq basin, has 1.2 billion barrels of oil in place and production potential of 90,000 b/d. Its development will allow Repsol YPF to duplicate its production and reserves in Libya during the following years and reinforce its presence in North Africa, an area, in addition to the company’s most profitable, guarantees its sustained growth for the following 15 years.

Additionally, two new discoveries have been made in the Murzuq basin. One with an estimated initial production of 589 barrels/day and the second reaches 334 barrels/day.

New find in the deep waters of Brazil

Last September, Repsol YPF announced the discovery of a new oil field in the deep waters of the Santos Basin in Brazil, situated 273 km off the coast of Sao Paulo. The new deposit, named Carioca, is located in the BM-S-9 Block, operated by Petrobras with 45%, and in which Repsol YPF has a 25% stake and British Gas 30%. The discovered well registered a production test of 2,900 oil barrels and 57,000 cubic meters of gas per day. In the Santos Basin Repsol YPF leads, along with Petrobras, the exploratory activity, participating in 19 blocks and as operator in 9.

Gas discovery in Bolivia

On December 7th 2007, Repsol YPF announced a gas discovery in Bolivia, in the exploration well Huacaya X-1, located on the north zone of the Caipipendi Block in which the Margarita field is located. Repsol YPF with a 37.5% stake is the JV operator and is also participated by British Gas with 37.5% and Panamerican Energy with 25%. After 18 months of drilling and a capital investment of 60 million dollars, Huacaya X-1 well will represent additional gas resources for Boliva and will require further technical-economical evaluations to establish its commercial viability.

Press Release

Genghis Khan initial production in the deep waters of the Gulf of Mexico

In October, initial production of the mega field Genghis Khan started, located in the Green Canyon 652 block in the US Gulf of Mexico, area considered as one of the most profitable deep water location in the global oil industry. Repsol YPF holds a 28% stake in the JV, with BHP Billiton, as the operator, 44% and Hess Corporation 28%. Discovered in 2005, this field is situated 200 km off the Louisiana (USA) coast, in waters with approximate depths of 1,330 meters.

The importance of the Genghis Khan development resides in that it is an extension of the Shenzi field, in which Repsol YPF also holds a 28% stake, and is one of the largest oil fields in the deep waters of the US Gulf of Mexico. All of the crude derived from the area will have the same delivery point, which will allow the attainment of greater income derived from the joint commercialization.

Gas discovery in Peru

In January of 2008 Repsol announce the discovery of gas in Peru, in block 57, Kinteroni X1 exploratory well, situated in the Cuzco area. The initial production tests, still in progress, have registered flows of 1 million cubic meter of gas per day (0.365 bcm/year) and 198 cubic meters per day of associated liquid hydrocarbons (72,270 cubic meters/year). Although the available data doesn’t allow to exactly definition of the basins resources, the structures dimensions give us the confidence to identify volumes of close to 2TCF (56 bcm). Repsol with a 41% stake is the JV operator, whom will develop the Kinteroni X1 field, in which Petrobras holds a 35.15% stake and Burlington Resources Peru a 23.85% stake.

Supply contract for gas in Mexico

September 19th past, Repsol YPF won the international public bid, promoted by the Mexican Federal Electricity Commission (CFE), for the supply of liquid natural gas (LNG) to the regas terminal at Manzanillo, on the Pacific coast of Mexico. The contract, with an estimated value of 15 billion dollars, is for the supply of LNG to the Mexican receiving terminal during a 15 year period. The total volume of gas supplied during this period will be more than 67 bcm, quantity equivalent to more than double the annual gas consumption in Spain. The gas supplied will come from the camisea liquefaction plant, on Peru’s southern coast, of which Repsol YPF is the exclusive marketer.

Press Release

Integrated gas Project in Angola

In December 2007 Repsol YPF and Gas Natural in joint venture with Sonagol Gas Natural (SONAGAS), ENI, GALP and EXXEM, signed an agreement with the objective to accomplish the initial tasks for the development of an integrated gas project in Angola. The current project is comprised of evaluating the gas reserves, previously, undertake the necessary investment to develop them and in their case, export them in the form of liquid natural gas (LNG). The work was initiated during the first quarter of 2008. Repsol YPF and Gas Natural, in accordance with its industrial agreement, are 20% stakeholders of this JV, while the Portuguese GALP has a 10% stake, the Italian ENI 20%, EXXEM 10% and Sonangol Gas Natural 40%.

Increase in the methane tanker fleet

On November 30th, 2007 the ship owner Knutsen OAS Shipping delivered to Repsol YPF and Gas Natural SDG a new methane tanker named Sestao-Knutsen. This new tanker has transport capacity of 138,000 cubic meters of liquid natural gas (LNG) and will take its place in the Stream fleet, a joint venture company comprised of the stated companies dedicated to transporting LNG. The time-charter agreement is for 25 years, renewable every 5 years, and represents a joint investment of 161 million euros corresponding to the current value of the payments committed by Repsol YPF (50%) and Gas Natural SDG (50%).

3.2 billion euro investment in the Cartagena refinery

On January 8th, 2008, Repsol YPF’s Board of Directors approved the final investment decision for the 3.2 billion euro expansion of the Cartagena refinery, turning this complex into one of the most modern in the world while duplicating its capacity to 11 million tonnes per year (220,000 barrels a day). This project will be fundamentally produce diesels, of which 50% will be medium distilled products; witch will significantly reduce the growing deficit of these products in Spain. The Cartagena project forms part of Repsol’ program to adapt its installations to the production of clean fuels for transport, propel the use of biofuels (biodiesel) and improve energy efficiency, security and the environment.

Press Release

Sale of 14.9% of YPF

On December 21st, 2007, Repsol YPF entered into an initial agreement with the Argentine Petersen Group for the sale of 14.9% of YPF´s capital stock amounts of 2,235 billion dollars. The agreement, executed on February 21st, 2008, also provides that the Petersen Group may increase its interest to up to 25% through an option to purchase an additional 10.1%.

The transaction places YPF assets in value, falls in line with the company’s geographical asset distribution strategy and contributes to its organic growth.

Agreement for the sale of the service stations in Chile

On November, Repsol YPF and the Columbian company Organización Terpel signed the buy/sell agreement for the commercialization activities of liquid fuels in Chile for an amount of 210 million dollars, plus the debt. The agreement includes a network of 206 Repsol YPF service stations in Chile (owned, franchised and complementary businesses, such as convenience stores), as well as the industrial sales business to include the commercial and logistics infrastructure.

Subsequent to the transaction, Repsol YPF maintains its aviation, lubricants and specialties and LPG (liquid petroleum gas) businesses in country, where it is a market leader of LPG through its 45% stake in Lipigas. The sale of these assets forms part of Repsol YPF’s non integrated downstream assets rationalization strategy developed in the region and its activity focus in other areas and strategic businesses.

Sale of the Foster Tower to Caja Madrid for 815 million euros

On July 30, Repsol YPF and Caja Madrid signed the agreement to sell the building to the financial entity, situated on Paseo de la Castellana in Madrid. The sale amount is a total of 815 million euros of which 70% was paid at the signing and the remaining 30% at the delivery of the building. On January 2007, Repsol YPF decides to initiate the sales process with the professional advice from Goldman Sachs, Aguirre Newman and Uría Menéndez to identify potential buyers. The current sales agreement was reached after analyzing 36 non binding offers.

Press Release

10% sale of LH

On December, Repsol sold 10% of Compañía Logística de Hidrocarburos CLH’s capital stock to Deutsche Bank for 353 million euros.

The sale was transacted in two fractions, an initial 5% for 176.5 million euros and subsequently an additional 5% for the same amount, forming part of the gradual disinvestment strategy of non strategic assets. Subsequently Repsol YPF’s participation in CLH is 15% of the shares outstanding.

39% more dividend

On October 31st, 2007 Repsol YPF’s Board of Directors agreed to distribute a gross dividend of 50 euros per share on interim dividend of the 2007 exercise, payable in January 2008. This decision increments dividend distribution of 39% versus the previous year at 0.36 euros per share and is in line with the main principles of the 2005-2009 Strategic Plan, which contemplates a dividend pay out band of 40 to 50%.

New organizational structure

On May 30th Repsol YPF’s Board of Directors, at the request of its Chairman and CEO, Antonio Brufau, a new organizational structure directed at the execution of mayor growth projects propelled by the company, as well as to strengthen new projects that hold the key to future development.

The new structure, led by the Chairman, incorporates a Chief Operating Officer, whom coordinates all the company’s business, a Managing General Director of LNG (liquid natural gas), given the importance of this activity to the company and its future development, and a Managing General Direction of YPF, to direct the Argentine assets.

New Board Members

On December 19th Repsol YPF’s Board of Directors approved Criteria CaixaCorp’s (belonging to Grupo “la Caixa”) proposal, with the previous favourable report from the Appointment and Retribution Commission, the appointment of Isidro Fainé and Juan María Nin as Institutional Outside Director, in substitution for the previous representatives of the financial entity, Jordi Mercader and Manuel Raventós.

Press Release

The best oil company in corporate responsibility

According to the Good Company Ranking 2007 report, Repsol YPF was esteemed as the best oil company in Europe as to Social Corporate Responsibility and amongst the top 10 of the continent. The report is elaborated by Kirchhoff Consultant and Deloitte, evaluating the actions of the 120 largest companies in Europe with the results presented at the World Economic Forum in Davos, celebrated in April of 2007.

On the other hand, Repsol YPF’s 2006 Corporate Responsibility report received the highest rating of “A+” awarded by the Global Reporting Initiative (GRI), in charge of elaborating the principal international standard for developing RSC Annual Reports.

Leaders in transparency, social dimension and climate change

Repsol YPF, for the second consecutive year is maintained in the selective global sustainability indexes, Dow Jones Sustainability World and in the European Dow Jones sustainability STOXX, maintaining the previous year’s maximum score in transparency and human capital development, whilst reaching a new maximum qualification in community social impact. The company’s total score is “best in class” in the social dimension sector and in economic dimension achieving the highest score in the oil sector for client relations.

Additionally, it has been included in the new Climate Disclosure Leadership Index (CDLI) with the best sector score due to its focus and direction in climate change. CDLI forms part of the report developed by the Carbon Disclosure Project (CDP), a platform of more than 315 investors representing 41+ trillion dollars in assets.

On the other hand, on October 16th, Antonio Brufau, Chairman and CEO of Repsol YPF, was prized with the “Premio AEMEC a la Transparencia” awarded by the Spanish Association of Minority Shareholders (AEMEC), whom valued the leadership in transparency with varied groups, in particular minority shareholders. Specially considered is Repsol YPF’s focus on transparency of its corporate web, visited and pages visited equate to eight million and one hundred million respectively, make it one of the most visited of the IBEX-35.

Additionally, this aspect has been valued by the prestigious Swedish financial communication consulting firm, Hallvarsson&Halvarsson. Based on its web ranking published by the Financial Times, Repsol is the first European energy company due to its transparency and best practices in its corporate web contents and second place in global capitalization, based on the European large cap companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: February 28th, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer